5001 Baum Blvd, Suite 770

Pittsburgh, Pennsylvania 15213

April 16, 2010

Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael F. Johnson

100 F Street N.E.

Washington DC 20549

Re:

Wizzard Software Corporation

Preliminary Proxy Statement on Schedule 14A file April 8, 2010

File No. 001-33935

Dear Mr. Johnson:

In response to your letter of April 16, 2010, we have provided our response to your comments as detailed below.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2 – Approval of the Wizzard Software Corporation 2010 Stock Option Plan

1.

Please revise your disclosure to include all of the information required by Item 10 of Schedule 14A. We note in particular that you do not appear to have provided the material features of the plan.

We have reviewed Item 10 of Schedule 14A and revised the disclosures as indicated to include all information required.

2.

Please disclose whether you have any current plans, proposals or arrangements to grant any of the newly available authorized options under the plan.  If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to grant any of the additional authorized options.  If you do have the present intention to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14 A.

We have disclosed that we do not have any plans, proposals, or arrangements, written or otherwise, at this time to grant any of the additional authorized options under the plan.

Proposal No. 3 – Approval of the Securities Purchase Agreement Dated April 21, 2010, and the Issuance of up to 13,000,000 Shares of Our Common Stock Pursuant Thereto, page 20

Mr. Michael Johnson

April 16, 2010

3.

Please disclose why you are seeking shareholder approval for this proposal.  For example, if it is a condition of the Securities Purchase Agreement you should discuss this in your filing.  Additionally, disclose the consequences to the company in the event the agreement is not approved by shareholders, including any economic penalties to which the company may be subject.

      The proposal discloses the reason the Company is seeking shareholder approval on page 21 of the

      Preliminary Proxy Statement.  Additionally, we have disclosed the requirements and consequences in the event the agreement is not approved by the shareholders.  Also, there are no economic penalties to which the Company is subject should shareholder approval not be obtained.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Office: (412) 621-0902 ext. 105

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer